Exhibit 99.10

 CONSENT OF EXPERT
March 30, 2023
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Ertan Uludag, do hereby consent to the filing of the written disclosure regarding:
•the Technical Report for the Lamaque Project, Quebec, Canada, effective December 31, 2021;
•the Technical Report, Olympias Mine, Greece, effective December 31, 2019;
•the Technical Report, Efemçukuru Gold Mine, Turkey, effective December 31, 2019;
•sections 11, 12 and 14, other than section 14.7, of the Technical Report, Kişladağ Gold Mine, Turkey, effective January 17, 2020, originally prepared by Stephen Juras;
•the Efemçukuru underground mineral resources;
•the Kişladağ open pit mineral resources;
•the Olympias underground mineral resources;
•the Stratoni underground mineral resources; and
•other information pertaining to these projects
and the use of my name in (i) the Annual Information Form for the year ended December 31, 2022 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2022 (the “Form 40-F”), and any amendments thereto, and (ii) any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Ertan Uludag
Ertan Uludag, P.Geo.